RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     COMET TECHNOLOGIES, INC.
                       8 East Broadway #428
                     Salt Lake City, UT 84111

                           May 17, 2006

     This report ("Report") is being furnished to holders of record of the common stock, par value $0.001 per share, of Comet Technologies, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act, to provide notice of a change in management.

     No vote or other action by the Company's stockholders is required in response to this Report. Proxies are not being solicited.

                           INTRODUCTION

     The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Report with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 or the date of mailing of this Report to the Company's stockholders, the transactions contemplated by the Stock Exchange Agreement discussed below under "Change of Control" will be completed. At that time:

     1. Pursuant to the terms of a Stock Exchange Agreement ("Exchange Agreement") dated May 11, 2006, by and among the Company, American California Pharmaceutical Group, Inc. ("ACPG") and the shareholders of ACPG, the Company has agreed to issue to the ACPG shareholders, at closing, 10,193,377 restricted shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of common stock of ACPG; and

     2. Jack M. Gertino will resign as a director of the Company, and be replaced by Liu Yan-qing, as a director; Richard B. Stuart will resign as a director and be replaced by Han Xiao-yan; Wang Hai-feng will be appointed as an additional director of the Company; and Liu Yan-qing, Han Xiao-yan and Wang Hai-feng shall be appointed as the new officers; and Liu Yan-qing, Han Xiao-yan and Wang Hai-feng shall constitute the entire board of directors and all of the officers immediately following the closing of the Exchange Agreement (the "Closing").

    Because of the change in the composition of the Company's board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change in control of the Company on the date the proposed transactions are completed.

     As of May 17, 2006, the Company had issued and outstanding 516,780 shares of common stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Report carefully. It describes the terms of the proposed Exchange Agreement and contains certain biographical and other information concerning the Company's executive officers and directors after completion of the transactions under the Exchange Agreement.

                        CHANGE OF CONTROL

     On May 11, 2006, the Company entered into an Exchange Agreement with ACPG and the shareholders of ACPG. Under the terms of the Exchange Agreement, all outstanding equity securities of ACPG will be exchanged for 10,193,377 shares of the Company's common stock, resulting in ACPG becoming a wholly owned subsidiary of the Company. The Company currently has 516,780 shares of common stock outstanding. At closing, the Company will have a total of 10,960,620 shares issued and outstanding, of which 10,193,377 shares, or approximately 93%, will be held by the ACPG shareholders, 516,780 shares will be held by the current shareholders and a total of 219,212 shares will be issued to the two current officers under a consulting agreement.

      The Closing is expected to occur on May 30, 2006, but the Closing is subject to the satisfaction of certain conditions.

      At Closing, the Company's current directors will resign, seriatum, and Liu Yan-qing, Han Xiao-yan and Wang Hai-feng will be appointed as the Company's directors. At that time, Liu Yan-qing, Han Xiao-yan and Wang Hai-feng will be appointed President, Chief Financial Officer and Secretary/Treasurer, respectively, of the Company. However, the resignations and the appointment of the new officers and directors will not become effective until after the expiration of the ten-day time period specified in Rule 14f-1 as promulgated under the Securities Exchange Act of 1934.

      ACPG is a California holding corporation, which owns all of the issued and outstanding shares of registered capital of Harbin Tian Di Ren Medical Science and Technology Company ("TDR"), a limited liability company organized in Heilongjiang Province in the People's Republic of China ("PRC" or "China"). TDR is engaged in the manufacture, marketing and sale of over-the-counter nutraceutical and medicinal products, primarily in China. For a detailed description of the transaction and the business of ACPG and TDR, reference is made to a Current Report on Form 8-K of the Company dated May 15, 2006, which can be retrieved by visiting the website of the SEC at www.sec.gov.
Statements made in this Report concerning the contents of any document referred to herein are not necessarily complete.

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


                      SECURITY OWNERSHIP OF
             CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the number of shares of common stock beneficially owned by (i) those persons or groups known to beneficially own more than 5% of the Company's common stock prior to the closing of the Exchange Agreement, (ii) those persons or groups known to beneficially own more than 5% of the Company's common stock on and after the closing of the Exchange Agreement, (iii) each current director and each person that will become a director upon the closing of the Exchange Agreement, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Exchange Agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

                         Before Closing of Exchange  After Closing of Exchange
                              Agreement (1)             Agreement (2)
                         ---------------------------- -----------------------
Name and Address of         Common       Percent         Common     Percent
Beneficial Owner            Stock        Of Class        Stock      of Class
-----------------------  ------------- -------------- ------------ ----------
Officers and Directors:

Jack M. Gertino (3)
8 East Broadway #428
Salt Lake City, UT
84111                          53,975       10.44         163,581(6)    1.49

Richard B. Stuart (3)
PO Box 236
Edmonds, WA 98020              50,960        9.86         160,566(6)    1.46

Liu Yan-qing (4)(5)                 0        0.00       4,660,595      42.52

Han Xiao-yan (4)(5)                 0        0.00       1,402,907      12.80

Wang Hai-feng (4)(5)                0        0.00               0       0.00

All Officers and Directors
as a group (2 persons prior
to and three persons
following the consummation
of the Exchange Agreement):   104,935       20.30       6,063,502      55.32

Other Principal Shareholders:

The Harker Group Limited
1717 Monte Carlo Drive
Salt Lake City, UT 84121       51,944       10.05          51,944          *

Jin Zheng (4)                       0        0.00         812,284       7.41

Sun Xiao-guang (4)                  0        0.00       1,085,402       9.90

Qu Zhi-hua (4)                      0        0.00       1,090,912       9.95

*Less than 1%


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

(1) As of the date of this Form 8-K, the Company had 516,780 shares of common stock outstanding.
(2) Based on 10,960,620 shares of the Company's common stock projected to be outstanding following the closing of the transactions contemplated by the Exchange Agreement.
(3)    Current officer and director of the Company.
(4) The street address of the named beneficial and other principal shareholder is No. 38 Dingxin 3rd Street, Nangang District, Harbin Heilongjiang Province, People's Republic of China 150001.
(5) Officer and director after closing of the Exchange Agreement in the end of May, 2006.
(6) In connection with the closing of the Exchange Agreement, Messrs. Gertino and Stuart will be issued a total of 219,212 shares, or 109,606 shares each, under a Consulting Agreement. (See "Certain Relationships and Related Transactions").

                 DIRECTORS AND EXECUTIVE OFFICERS

Current Management of the Company

     Effective upon the closing of the transaction under the Exchange Agreement and following the expiration of the ten-day period beginning on the later of the date of the filing of an Information Statement with the SEC pursuant to Rule 14f-1, the Company's board of directors will be reconstituted and fixed at three directors. On that date, Jack M. Gertino and Richard B. Stuart will resign as directors of the Company, and Liu Yan-qing, Han Xiao-yan and Wang Hai-feng will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the Exchange Agreement. The following tables set forth information regarding the Company's current executive officers and directors and the Company's proposed executive officers and directors after completing the proposed transaction under the Exchange Agreement.

     Each member of the Company's board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers and Directors

     Set forth below are the current officers and directors of the Company, who are expected to resign in approximately the end of May, 2006, in connection with the closing of the Exchange Agreement.


Name                   Age    Positions                            Since
---------------------- ------ ------------------------------------ -----
Richard B. Stuart       72    President and Director               1986
Jack M. Gertino         67    Secretary, Treasurer and Director    1986

     The following is information on the business experience of each current director and officer.


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



     Richard B. Stuart earned his Bachelor of Arts degree at New York University in 1955 and masters and doctoral degrees at Columbia University in 1960 and 1965, respectively. He currently holds the following positions:
President, Behavior Change Systems (Ann Arbor, MI), a firm offering business consulting and program development services; Clinical Professor Emeritus, Department of Psychiatry, University of Washington (Seattle, WA). Dr. Stuart also provides psychological services through a private practice in Seattle, WA. From 1972 to 1983, he was Psychological Director of Weight Watchers International and President of its subsidiary, One-To-One Weight Control Clinics. Dr. Stuart has also been a consultant to companies involved in businesses ranging from wholesale groceries to auto parts production and human services.

     Jack M. Gertino has been a private investor and business consultant in Salt Lake City, Utah, for the past ten years. For the past ten years, he has also been engaged in the private development of, and investment in, commercial and residential real estate in Utah, Arizona and New Mexico. He currently provides consulting services for financial institutions. Mr. Gertino has been involved in private and public financings over the past twenty years. From February 1992 to August 2005, he served as a director of Red Horse Entertainment Corporation, a publicly held shell corporation.

Executive Officers and Directors After the Closing of the Exchange Agreement

     The following individuals are expected to be appointed as the officers and directors in the end of May, 2006, in connection with the closing of the Exchange Agreement ("New Management").

Name                      Age  Positions
------------------------  ---- ---------------------------------
Liu Yan-qing              42   CEO, President and Director
Han Xiao-yan              40   CFO and Director
Wang Hai-feng             30   Secretary/Treasurer and Director

     The following is information on the business experience of each of the members of management after the closing of the Exchange Agreement.

     Liu Yan-qing has been Chairman of the Board and Chief Executive Officer of ACPG since December, 2005, and Chairman of the Board of TDR, ACPG's wholly-owned subsidiary, since 2000. He is a founder of TDR. He also serves as the General Manager of Harbin First Bio-Engineering Company Limited, a subsidiary of TDR. He graduated from Prophylactic Department of Harbin Medicine University, in 1988, where he obtained his bachelor's degree. In 2005, he studied at Tsing Hua University and got an Executive Master of Business Administration in 2005. Before establishing his own company, he had 8 years of experience as a reporter of Family Health Newspaper. He has 10 years of experience in drug marketing, R&D of new drugs and enterprise management. He has been instrumental in establishing TDR's sales program and sales network covering the PRC.

      Han Xiao-yan has been an officer and director of ACPG since December, 2005, and has served as the General Manager of TDR since 2004 and a member of the board of directors of TDR since 2000. She is a founder of TDR. She also serves as the Vice Director of Harbin First Bio-Engineering Company Limited. She received a Master of Business Administration at Harbin Industrial University in 2002. She graduated from Heilongjiang Economic and Management Institute in 1990. She had five years of hygiene and medical media experience before becoming employed by TDR, and has been instrumental in developing and marketing TDR's products and expanding its sales. She serves as senior marketing manager and administrative manager. She has 10 years of financial management experience. In 2004, she was appointed the general manager of TDR, with responsibility for financing, production, quality control and purchasing. In 2003, she was appointed vice director of First Bio-Engineering Company Limited.

      Wang Hai-feng has been an officer and director of ACPG since December, 2005. He graduated from Heilongjiang University in 2001, with a bachelor's degree in English. He graduated from Jiamusi University in 1998 with a bachelor's degree in International Trade. He joined TDR in 2003 and has served as the manager of the international business department, and the assistant to the president and the secretary of the board of directors. He has been instrumental in the establishment of the Company's international business department and the expansion of foreign trade. He has been a director of TDR since 2005. In 2005, he assisted in product innovation and branding for international markets. Through the efforts of Mr. Wang, the Company has established strategic relationships with several foreign partners. Before his employment by TDR, Mr. Wang had experience in product exporting, translating and project operations in foreign companies.

Involvement in Certain Legal Proceedings

     Neither the current executive officers and directors, nor the individuals named above who will be appointed at the closing, have been named in any material legal proceedings which occurred within the last five (5) years of any type as described in Regulation S-K.

Board Committees; Selection of Directors; Stockholder Communication; Board Compensation

     Prior to the acquisition of ACPG in May, 2006, the Company had no active operations and its assets consisted entirely of cash. Consequently, the Board of Directors had determined that it was not necessary or practical for the Company to establish an audit committee or audit committee charter, recruit a financial expert to serve on the Board, establish a nominating committee or nominating committee charter, establish a compensation committee, or adopt a code of ethics applicable to its chief executive and financial officers. Immediately following the closing, the new Board of Directors will, after it takes office, evaluate and make determinations with respect to: (a) whether the Company has an audit committee financial expert within the meaning of Item 401(f) of Regulation S-B adopted by the Securities and Exchange Commission and whether that person is independent; (b) the formation of committees, including a compensation and nominating committee; (c) committee assignments; and (d) related matters.


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

      The Company has not held an election of directors or had any vacancies in the Board since the Company registered its common stock under Section 12(g) of the Securities Exchange Act of 1934 in 1999. Under Nevada law failure to hold director elections does not affect the standing or status of a corporation, and directors continue to hold office until their successors are elected. Management believed that, during the period the Company was a shell corporation, recruiting additional directors would likely have little or no success, and that replacing directors would provide little or no benefit to the Company and its stockholders. Consequently, management determined that using the Company's limited cash to establish director recruiting and election policies and procedures, including the formation of a nominating committee, would not be in the best interest of the Company and its stockholders. Since no procedures have been adopted for recruiting directors and no elections of directors have been held, the Company has not adopted a policy regarding consideration of director candidates recommended by stockholders. An evaluation of whether to adopt any such policies or procedures, including any process for stockholders to recommend nominees for election to the Board or for considering stockholder nominees, will be undertaken by the new directors after taking office.

      At December 31, 2005, the Company was a shell corporation with approximately 100 stockholders of record and only one business office. As a result of these circumstances, which have characterized the Company since 1986, management determined it was not necessary to establish a formal process for stockholders to send communications to the Board in order for them to communicate with the Board. An evaluation of whether to adopt in the future a process for stockholders to communicate with the Board will be undertaken by the new directors after taking office.

Reports of Beneficial Ownership

     Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than ten percent of a registered class of its equity securities to file reports of ownership and changes in their ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission, and forward copies of such filings to the Company. Each of the new officers and directors have indicated their intention to timely file a Form 3 with the Securities and Exchange Commission reporting their respective stock ownership in the Company.

                      EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

Current Management

     The following sets forth the compensation of Comet's current executive officers for the three fiscal years ended December 31, 2005. These individuals are expected to resign and be replaced by New Management in the end of May, 2006, in connection with the closing of the Exchange Agreement.

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




------------------------------------------------------------------------------
                     Fiscal
Name and Principal   Year ended                                All other
Position             December 31  Salary($) Bonus($) Options(#)Compensation($)
-------------------- ------------ --------- -------- --------- ---------------
Richard B. Stuart       2005           0         0       0(4)   10,000(1)
President and Chief     2004           0         0       0      19,265(2)
Executive Officer       2003           0         0       0      10,000(3)
------------------------------------------------------------------------------
Jack M. Gertino         2005           0         0       0(4)   20,000(1)
Secretary/Treasurer     2004           0         0       0      38,530(2)
and Chief Financial     2003           0         0       0      20,000(3)
Officer
------------------------------------------------------------------------------

(1) The Company recorded compensation expense for Richard B. Stuart and Jack M. Gertino, computed on an hourly basis, in the amounts indicated, for their efforts in reviewing specific business opportunities for a possible business combination during the fiscal year, participating in meetings and conference calls in connection with such opportunities, and undertaking related activities.

(2) The Company recorded compensation expense for Richard B. Stuart and Jack M. Gertino, computed on an hourly basis, in the amounts indicated, for their efforts in reviewing a possible business combination during the fiscal year 2004, participating in meetings and conference calls in connection with such opportunity, assisting in the negotiation and preparation of agreements and in the preparation of disclosure documents, and undertaking related activities.

(3) The Company recorded compensation expense for Richard B. Stuart and Jack M. Gertino, computed on an hourly basis, in the amounts indicated, for their efforts in reviewing the business opportunity in 2003.

(4) On March 11, 1999, the Company granted to Richard B. Stuart, Phillip C. Gugel (deceased) and Jack M. Gertino, officers and directors, options to purchase 25,000 shares of common stock each at an exercise price of $1.50, which was the average of the bid and asked prices for the common stock on that date. The options were issued to compensate these persons for their services to the Company over the past 13 years, for which they had received no other compensation. On September 26, 2005, the Company's current officers and directors agreed to eliminate certain indebtedness owed to them through the
exercise of certain stock options referenced above.   Accordingly, Jack M.
Gertino exercised his stock options in full, for the conversion of a total of $37,500 in indebtedness to him, into a total of 25,000 shares of restricted common stock at a price of $1.50 per share. Richard B. Stuart agreed to convert the entire obligation to him ($23,265), into a total of 15,510 shares of common stock under his stock options at a price of $1.50 per share.
Because Dr. Stuart did not exercise all of his stock options, he was reissued stock options to purchase a total of 9,490 shares at $1.50 per share. These options were exercised on January 28, 2006, for cash. Therefore, the options of Richard B. Stuart and Jack M. Gertino have now been fully exercised. The options of Mr. Gugel have now passed on to his estate.

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



New Management (expected to be appointed in the end of May, 2006)

     The Company expects that in the end of May, 2006, current management of the Company will resign, and the designees of ACPG will be appointed, in connection with the closing of the Exchange Agreement. The following sets forth the compensation of these individuals from ACPG and its wholly-owned subsidiary, TDR, for the three fiscal years ended December 31, 2005.

------------------------------------------------------------------------------
                     Fiscal
Name and Principal   Year ended                                All other
Position             December 31  Salary($)*Bonus($) Options(#)Compensation($)
-------------------- ------------ --------- -------- --------- ---------------
Liu Yang-qing           2005       19,500         0         0             0
President and Chief     2004       15,000         0         0             0
Executive Officer       2003       12,000         0         0             0
-------------------- ------------ --------- -------- --------- --------------
Han Xiao-yan            2005       16,500         0         0             0
Chief Financial         2004        9,000         0         0             0
Officer                 2003        6,000         0         0             0
-------------------- ------------ --------- -------- --------- --------------
Wang Hai-feng           2005       13,500         0         0             0
Secretary/Treasurer     2004        5,375         0         0             0
                        2003        4,500         0         0             0
------------------------------------------------------------------------------

*Based on conversion rate of approximately 8.00RMB for $1.00US.

Stock option

     The Company has not adopted any stock option plan and no options have been issued, or are proposed to be issued, to the new officers and directors after the closing of the Exchange Agreement at the present time.

Employment contracts

     Each of the new officers and directors are employed under written employment contracts with ACPG. The employment contracts are for a term of two years that began December 15, 2005 and end December 15, 2007. All three officers also have employment agreements with TDR, the subsidiary, beginning January, 2005 and terminating January, 2008. These agreements provide for the same government benefits and employment regulation that are generally applicable to employees in the People's Republic of China.

Compensation of directors

     The Company has not adopted any plan or arrangement for compensating directors for their services.

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

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 26, 2005, Jack Gertino and Richard Stuart, M.D., officers and directors, exercised Options resulting in the issuance of 29,515 shares and 15,510 shares of restricted common stock, respectively, to Mr. Gertino and
Dr. Stuart.   Mr. Gertino and Dr. Stuart were owed $46,530, and $23,265, respectively, for services rendered to the Company, primarily in connection with a possible merger transaction that, after several months of efforts, was terminated. The options were issued in exchange for the cancellation of debt to Messrs. Gertino and Stuart. For additional information concerning these transactions, reference is made to a Current Report on Form 8-K filed on or about September 28, 2005, incorporated herein by reference. Following this transaction, Dr. Stuart's remaining option entitled him to purchase an additional 9,490 shares at $1.50 per share, which he exercised for cash on January 28, 2006.

     Except as indicated above, there are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal shareholder, or their affiliates or associates, was also a party.

     In connection with the Exchange Agreement, the Company and ACPG have entered into a Consulting Agreement dated May 11, 2006, with Jack M. Gertino and Richard B. Stuart, officers and directors who will resign at closing, providing for their services as consultants following the closing. Messrs. Gertino and Stuart have agreed to provide consulting services to the Company for a two-year period in the areas of financial and management planning, financing assistance and capital formation. For such services, the Company and ACPG have agreed to compensate Messrs. Gertino and Stuart as follows: (a) the sum of $3,000 per month for a period of two years; (b) the issuance of a total of 219,212 shares of restricted common stock (or 109,606 shares each) of the Company, of which one-half will be issued at closing and he other one-half will be held in escrow and delivered after three months following the closing; and (c) a Warrant to purchase up to $100,000 in equity securities of the Company, on the same terms, and at the same exercise price, at which the Company may offer equity securities in the next private or public equity
offering of securities by the Company.   This transaction cannot be considered
the result of arms' length negotiations.

     Liu Yan-qing and Han Xiao-yan, officers of ACPG and TDR who will be appointed as directors and President and Chief Financial Officer, respectively, of the Company acquired 100% of ACPG in December, 2005, for a nominal amount of cash ($700), for the purpose of creating a holding company for TDR and its subsidiaries. On December 15, 2005, ACPG and TDR entered into a transaction under the terms of which ACPG issued stock to the TDR shareholders in exchange for 100% of the stock of TDR.

     Effective March 9, 2006, the Company completed a 1-for-8 reverse split of its outstanding common stock. All numbers in this report give effect to the reverse split.


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